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                              April 12, 2024

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp IX/Cayman
       640 Fifth Avenue, 14th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp IX/Cayman
                                                            Registration
Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-278192

       Dear Michael Klein:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed March 22, 2024

       Cover page

   1. We note the disclosure in the Description of Securities section, on page 160, that the Class
                                                        B shares have the right
to appoint and remove all directors prior to an initial business combination and the
Class A shareholders will not be entitled to vote on the election or removal of directors
during such time. Please revise your cover page to address the disparate voting rights
between the Class B shares and Class A shares.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Klein
Churchill Capital Corp IX/Cayman
April 12, 2024
Page 2

       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Klein
                                                         Division of
Corporation Finance
Comapany NameChurchill Capital Corp IX/Cayman
                                                         Office of Real Estate
& Construction
April 12, 2024 Page 2
cc:       Stuart Neuhauser
FirstName LastName